Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

September 19, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
(File Numbers: 811-02363 and 333-[___])
Registration Statement on Form N-2
Request for Selective Review

Dear Mr. Parachkevov:

The above-referenced filing (the “Registration Statement”) of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), filed on September 19, 2014, is based on and is substantially similar to the registration statement on Form N-2 of the Fund which was reviewed and declared effective by the Staff on October 18, 2013, the registration statement on Form N-2 of Cornerstone Strategic Value Fund, Inc. (File No.: 811-05150), which was reviewed and declared effective by the Staff on October 18, 2013, and the registration statement on Form N-2 of Cornerstone Progressive Return Fund (File No.: 811-22066), which was reviewed and declared effective by the Staff on April 23, 2014. Please accept this letter as a request under the selective review procedures discussed below with respect to the Staff’s review of the Registration Statement.

In this regard, the Staff follows certain selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements. The Staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the Staff. Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

www.BlankRome.com

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Securities and Exchange Commission
September 19, 2014

The Registration Statement represents a “rights offering” of the Fund’s shares, the terms and conditions of which are substantially similar to those contained in the registration statements of Cornerstone Strategic Value Fund, Inc., Cornerstone Progressive Return Fund and the Fund referenced above.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell